Exhibit 1

FOR IMMEDIATE RELEASE	26 April 2019

First Quarter 2019 Trading Update

Guidance for 2019 unchanged

Mark Read, Chief Executive Officer, WPP:

“We continue to make good progress in implementing our three-year strategy to return WPP to sustainable growth.

“As anticipated, our first quarter trading update reflects the impact of certain significant client losses in 2018, in particular in the United States. Although we face a challenging year, especially in the first half, I am encouraged by how well our people, agencies and clients are responding to our new strategic direction. Our expectations for the full year are unchanged.

“Our newly formed agencies are showing initial signs of success in new business pitches. The most recent merger, Wunderman Thompson, has followed VMLY&R’s strong start by winning Duracell’s international creative account. BCW has brought in nearly $70 million in new business in its first year.

“In March, five of our companies were recognised in Gartner’s influential Magic Quadrant study of the world’s leading and most forward-looking agencies, while WPP topped the WARC Effectiveness and Media 100 lists. This month, the Effie Index ranked us as the world’s most effective communications company for the eighth successive year, demonstrating our enduring ability to deliver tangible business results for our clients.

“LinkedIn named WPP as one of the top 50 companies people want to work for in the United States, and we continue to attract top talent to the business. A key priority in 2019 is to invest further in senior creative talent in the United States.

“As we have said before, it will take time to address the company’s legacy issues, but we are committed to taking all the actions necessary to position WPP for future success.”

∎	Reported revenue up 0.9%
∎	Like-for-like revenue less pass-through costs -2.8%, reflecting anticipated headwinds following client assignment losses in 2018
∎

Decrease in average net debt from £4.875 billion in the first quarter of 2018 to £4.163 billion in the first quarter of 2019 (at 2019 exchange rates). Improvement of £712 million follows disposal of non-core associates and subsidiaries

∎	Continued progress in implementing three-year turnaround plan
∎	Financial guidance for 2019 unchanged

Revenue and revenue less pass-through costs

Revenue in the first quarter of 2019 was £3.588 billion, up 0.9% compared with the same period last year on a reported basis and -0.6% on a constant currency basis. Like-for-like revenue was -1.3% compared with last year. Revenue less pass-through costs was £2.926 billion, down 0.7% on a reported basis, -2.3% in constant currency and -2.8% like-for-like.

Regional review

Revenue analysis

£ million	2019	Δ reported	Δ constant[1]	Δ LFL[2]	% group	2018	% group
N. America	1,242	-0.8%	-7.0%	-8.2%	34.6%	1,252	35.2%
United Kingdom	528	-0.8%	-0.8%	-0.9%	14.7%	532	15.0%
W. Cont. Europe	765	0.7%	2.7%	1.2%	21.3%	760	21.4%
AP, LA, AME, CEE[3]	1,053	4.1%	5.4%	5.8%	29.4%	1,011	28.4%
Total Group	3,588	0.9%	-0.6%	-1.3%	100.0%	3,555	100.0%

Revenue less pass-through costs analysis
£ million	2019	Δ reported	Δ constant	Δ LFL	% group	2018	% group
N. America	1,043	-1.2%	-7.3%	-8.5%	35.6%	1,055	35.9%
United Kingdom	400	-1.1%	-1.1%	-0.9%	13.7%	405	13.7%
W. Cont. Europe	616	-1.6%	0.2%	-0.3%	21.1%	626	21.2%
AP, LA, AME, CEE	867	0.6%	2.0%	2.3%	29.6%	862	29.2%
Total Group	2,926	-0.7%	-2.3%	-2.8%	100.0%	2,948	100.0%

North America, with like-for-like revenue less pass-through costs down 8.5%, was the weakest performing region, due to continued pressure and the impact of assignment losses among automotive, pharmaceutical and FMCG clients in 2018. This performance, whilst disappointing, was in line with our budgets. The actions we have taken since September with our creative and healthcare agencies, alongside leadership changes, are intended to address the Group’s performance in the United States.

In the United Kingdom, like-for-like revenue less pass-through costs was down 0.9%, a slight decline on 2018’s full-year performance.

Western Continental Europe like-for-like revenue less pass-through costs was down slightly at -0.3%. Belgium, Denmark, Finland, Netherlands and Turkey were up strongly, with Austria, Italy and Spain more challenging. Germany, the Group’s largest market in the region, was up slightly.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe was the strongest performing region, with like-for-like revenue less pass-through costs up 2.3%. There was strong growth in Latin America, Central & Eastern Europe and South East Asia, with Australia and New Zealand more difficult. In Asia Pacific, Greater China and India, which account for almost half of the region, grew strongly, with Malaysia, Thailand and Vietnam more challenging. In Latin America, four of the Group’s top five markets showed particularly strong growth. In Central & Eastern Europe, all markets, with the exception of Russia and Hungary, were up.

1  Percentage change at constant currency exchange rates

2  Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

3  Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

Business sector review

The tables below analyse the Group’s revenue and revenue less pass-through costs by business sector. While we have prepared this analysis for the first quarter, the restructuring actions that we are implementing, including the mergers of VMLY&R and Wunderman Thompson, the One Ogilvy strategy and the reorganisation of our specialist healthcare agencies, mean that certain units have been reclassified between sectors and going forward it is likely to be less meaningful to report these sectors as we have in the past. We will review the appropriateness of this sectoral breakdown during 2019.

Revenue analysis

£ million	2019	Δ reported	Δ constant[4]	Δ LFL[5]	% group	2018		% group
AMIM[6]	1,646	0.0%	-1.3%	-2.6%	45.9%	1,645	[7]	46.3%
Data Inv. Mgt.	598	0.4%	0.2%	0.1%	16.7%	596		16.8%
PR & PA8	289	4.7%	1.6%	0.8%	8.0%	275		7.7%
BC, HW & SC9	1,055	1.6%	-0.7%	-0.7%	29.4%	1,039	[7]	29.2%
Total Group	3,588	0.9%	-0.6%	-1.3%	100.0%	3,555		100.0%

Revenue less pass-through costs analysis
£ million	2019	Δ reported	Δ constant	Δ LFL	% group	2018		% group
AMIM	1,244	-3.6%	-4.7%	-4.8%	42.5%	1,290	[7]	43.8%
Data Inv. Mgt.	456	0.3%	0.3%	0.1%	15.6%	455		15.4%
PR & PA	270	2.7%	-0.2%	-0.3%	9.2%	263		8.9%
BC, HW & SC	956	1.7%	-0.7%	-2.1%	32.7%	940	[7]	31.9%
Total Group	2,926	-0.7%	-2.3%	-2.8%	100.0%	2,948		100.0%

In the first quarter of 2019, like-for-like revenue less pass-through costs in the Group’s advertising and media investment management sector was down 4.8%, with the USA down significantly, primarily due to the underlying legacy issues in the creative businesses and client losses in 2018. Media investment management showed strong growth in the United Kingdom, Asia Pacific and Latin America. Data investment management was up slightly in the first quarter, with particularly strong growth in Asia Pacific, Latin America and the Middle East. The Group’s public relations and public affairs businesses were down 0.3%, with strong growth in Western Continental Europe and the Middle East. Brand consulting, health & wellness and specialist communications was down 2.1%, with health & wellness, in particular, under considerable pressure in the USA following client losses in 2018.

Kantar update

The previously announced sale process of Kantar is progressing well, in line with our expectations. We are pleased with the level of interest in the business from high-quality potential partners.

Balance sheet highlights

Average net debt in the first quarter of 2019 was £4.163 billion, compared to £4.875 billion in 2018 (at 2019 exchange rates), a decrease of £712 million. Net debt at 31 March 2019

4  Percentage change at constant currency exchange rates

5  Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

6  Advertising, Media Investment Management

7  In 2019 certain business units have been reclassified between AMIM and BC, HW & SC. As a result, the comparative data for 2018, together with the reported and constant currency growth rates and the % of the Group have been restated

8  Public Relations & Public Affairs

9  Brand Consulting, Health & Wellness and Specialist Communications (including direct, interactive & eCommerce)

was £4.624 billion, compared to £5.500 billion in 2018 (at 2019 exchange rates), a decrease of £876 million. This improvement is largely explained by the disposal of various non-core associates and subsidiaries in 2018 and the first quarter of 2019 (and one property disposal), which in aggregate realised £1.028 billion. No shares were repurchased in the first quarter of 2019.

In March 2019, the Group refinanced its $2.5 billion revolving credit facility, extending maturity to March 2024. The Group also repaid the £200 million 6.375% bonds due in 2020 following a tender offer.

Outlook

Financial guidance

Our 2019 targets remain as:

∎  Like-for-like revenue less pass-through costs down 1.5% to 2.0%, with stronger headwinds in the first half, due to client assignment losses in the latter part of 2018

∎  Headline operating margin to revenue less pass-through costs down around 1.0 margin point on a constant currency basis (excluding the impact of IFRS 16: Leases)

Medium-term financial targets

As outlined at the Investor Day in December 2018, our medium-term financial targets, to be achieved by the end of 2021, are:

∎	Organic growth (defined as like-for-like revenue less pass-through costs growth) in line with peers

∎	Headline operating margin (excluding the impact of IFRS 16: Leases) of at least 15%

∎	Free cash flow conversion of 80%-90%

For further information:

Mark Read	}
Andrew Scott	}
Paul Richardson	}
Lisa Hau	}	+44 20 7282 4600
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235
Juliana Yeh	}	+852 2280 3790

Richard Oldworth,

Buchanan Communications        +44 20 7466 5000    +44 7710 130 634

wpp.com/investors

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.